03007529

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Hilasal Mexicana S.A. de C.V.

*CURRENT ADDRESS Monte Morelos No. 301
Zapopan, Jalisco
C.P. 45060, Mexico

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FILE NO. 82- 4743 FISCAL YEAR 12-31-00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: NM

DAT : 3/7/03



Hilasal

2000 ANNUAL REPORT

Traded in the Mexican Stock Exchange
Code: Hilasal A
Shares are registered in
The National Securities Registry

ADR I level 1 Program with
The Bank of New York
Code: HLMXY

TABLE OF CONTENTS



TO OUR SHAREHOLDERS



A 5.9% growth in volume and 7.8% growth in dollar terms were achieved during fiscal year 2000, compared to 1999.

Forecasted results were not achieved mainly due to the slowdown of the US economy during the latter part of the year.

Inflation of 8.9% and a 1.2% appreciation of the peso, in regards to the dollar, had important repercussions on our Financial Statements as values were updated in accordance with generally accepted accounting principles.

The majority of our operations are handled in US dollars, therefore in this report you will find financial information expressed in dollars, at the exchange rate in effect at the end of each month.

The headway achieved in economic matters in Mexico reassures and encourages us to continue, on solid ground, seizing growth opportunities in the domestic and world markets, maintaining our fundamental tenet of continuously maximizing shareholder value.

On behalf of the Board of Directors and the Executive Committee, we appreciate your trust in the Company.

July 2001

BOARD OF DIRECTORS

PRESIDENT
Lic. Pablo García Barbachano

SECRETARY
Don Eduardo Sol Masachs

BOARD MEMBERS
Lic. Ricardo Sagrera Bogle
Lic. Jorge García Fernández
Lic. Federico Casas Crespo *
Lic. José Julián Franco Oyanguren *
Ing. José Eduardo Sol Lorenzana
Ing. Armando García Fernández
Lic. John Ramos Michelangeli *



ALTERNATE MEMBERS
C.P. José Luis González Silva
Lic. Alfredo González Barba
Lic. Mauricio Zabalgoitia Marchand

COMPTROLLER
C.P. Alfredo Varela Tostado

EXECUTIVE COMMITTEE
Don Eduardo Sol Masachs
Lic. Ricardo Sagrera Bogle
Lic. Jorge García Fernández
Ing. José Eduardo Sol Lorenzana
Ing. Armando García Fernández

* From outside the organization



OUR VISION

Be a model company in terms of quality, innovative products, technology, shareholder return, and customer, supplier, associate and community relationships.

Be a world leader in the manufacture and marketing of textile consumer products, acknowledged as the best business option.

OUR MISSION

Manufacture the best towels in the world.

OUR PRINCIPLES

Achieve customer service excellence by listening, understanding and exceeding our customersí expectations with creativity, service and competitive pricing.

Our greatest asset to successfully compete in the global market lies in our people. We are committed to building a high performance team through open communications, professional development opportunities and respect for our employees.

Committed to providing leadership and making a positive contribution to the economic and social development of our nation.

Create shareholder value by growing the business profitably and achieving returns above the cost of capital.

Respect and enhance our environment.

OUR QUALITY POLICY

Satisfy our customers through on-going enhancements.

AT HILASAL WE ARE COMMITTED TO
OUR CLIENTS AND OUR SHAREHOLDERS.

NET EARNINGS
(THOUS)ANDS OF PESOS)


69,595
71,971
49,670
1998
1999
2000

EPS
(PESOS)


0.09
0.40
0.46
0.50
0.53
0.37
1995
1996
1997
1998
1999
2000

EARNINGS/EQUITY
(PESOS)


5.14%
19.93%
21.80%
19.18%
20.32%
17.85%
1995
1996
1997
1998
1999
2000

FIXED ASSETS
(THOUSANDS OF PESOS)


225,907
257,797
345,567
433,099
414,954
386,150
1995
1996
1997
1998
1999
2000

NET EARNINGS
(THOUSAN)DS OF DOLLARS)


5,635
6,411
4,993
1998
1999
2000

EPS
(DOLLARS)


0.0029
0.0273
0.0378
0.0407
0.0472
0.0376
1995
1996
1997
1998
1999
2000

EARNINGS/EQUITY
(DOLLARS)


2.81%
18.13%
20.95%
18.81%
18.73%
17.24%
1995
1996
1997
1998
1999
2000

FIXED ASSETS
(THOUSANDS OF DOLLARS)


13,624
19,506
29,508
35,760
40,094
40,183
1995
1996
1997
1998
1999
2000

NUMBER OF EMPLOYEES


377
443
750
1,014
1,114
1,403
1995
1996
1997
1998
1999
2000

DOMESTIC SALES
(THOUSANDS OF UNITS)


1,091
1,346
1,517
2,203
2,616
2,733
1995
1996
1997
1998
1999
2000

EXPORT SALES
(THOUSANDS OF UNITS)


574
952
1,602
2,790
3,727
3,987
1995
1996
1997
1998
1999
2000

SALES REVENUE
(THOUSANDS OF PESOS)


194,639
257,229
284,413
422,051
492,385
480,114
1995 1996 1997 1998 1999 2000

OPERATING EARNINGS
(THOUSANDS OF PESOS)


24,520
59,246
67,779
99,513
99,048
97,082
1995 1996 1997 1998 1999 2000

EBITDA
(THOUSANDS OF PESOS)


43,732
76,448
90,376
132,623
134,873
130,443
1995 1996 1997 1998 1999 2000

(THOU


8,851
54,975
63,880
1995 1996 1997

SALES REVENUE
(THOUSANDS OF DOLLARS)


11,912
18,148
23,158
34,338
45,223
48,751
1995 1996 1997 1998 1999 2000

OPERATING EARNINGS
(THOUSANDS OF DOLLARS)


1,457
4,061
5,502
8,054
9,062
9,815
1995 1996 1997 1998 1999 2000

EBITDA
(THOUSANDS OF DOLLARS)


2,825
5,299
7,342
10,746
12,348
13,204
1995 1996 1997 1998 1999 2000

(THOUSAI


292
3,783
5,241
1995 1996 1997





JANUARY

For ease of understanding, the decision was made to present the Financial Statements in dollar figures, converted at the exchange rate in effect at the end of each month, beginning in the year 2000.

As new machinery was introduced and technology changed, the kilo was adopted as the weight measure substituting the information previously being used in the production processes.


HOT GROWTH COMPANIES
Latin Trade
ZOOM
50 COMPANIES TO WATCH

FEBRUARY

Latin Trade Magazine, in its February 2000 issue, published an article on the 50 Latin America companies worth watching in regards to growth. It ranks the companies' increases in sales and revenues during the twelve-month period ending June 1999. It ranked Hilasal 11th among those with the highest growth.



MARCH

New starching and sewing equipment, part of Phase VI of the Expansion Program, was integrated to the looms installed the previous quarter, thus increasing installed capacity by 15%.


64%
39%
28%
22%
18%
15%
97-I
98-I
98-II
98-IV
99-I
99-IV

APRIL



The XX Annual Stockholders Meeting was held on April 7 with 91.4% shareholder participation. It was followed by a meeting with brokerage houses.

MAY


DINOSAURIO

Acquired the Walt Disney license to manufacture towels for the "Dinosaurs" movie.





JUNE


El Inversionista Mexicano
LA CRÈME DE LA CRÈME

On June 5, El Inversionista Mexicano (The Mexican Investor), a magazine which specializes in business and investment advice, published an article titled La Creme de la Creme where it ranked the Hilasal share in 5th place among the most attractive companies traded in the Mexican Stock Exchange. This ranking was based on the number of nominations it received on the analysis of various indicators. The study was based on data of March 31, 2000 compared to March 1999 of companies traded in the Mexican Stock Exchange.

The Free Trade Agreement with the Northern Triangle was signed during the month of June. Hilasal Mexicana together with its strategic partner in El Salvador, Exportadora Hilasal, negotiated a zero rate for the products manufactured by both mills. This Agreement went into effect the first quarter 2001.


EXPANSIÓN
500
LAS EMPRESAS MAS IMPORTANTES DE MEXICO

JULY

Expansion Magazine, in its July issue, which rates the 500 most important companies in Mexico, ranked Hilasal #261 in regards to sales. This ranking is 39 points higher than the one for the previous year. In the Net Results category, Hilasal was ranked #161.



AUGUST

A 6MM dollar loan was negotiated with Comerica Bank, for a 5 year term with a one year grace period. The aforementioned improved the loan ratio to 22.6% short-term / 77.4% long-term.


LAS 50 MAS GLOBALES DE MEXICO DE 1999
HILASAL MEXICANA
12
Latin Trade
LAS GLOBALES
50
DE MEXICO

SEPTEMBER

Latin Trade Magazine, in its article titled "The 50 Global Companies in Mexico" , published in September 2000, ranked Hilasal as 12th in regards to percentage of export sales over total sales during 1999.

OCTOBER TO DECEMBER

KPGM carried out the ISO 9001 Quality Assurance Program audit to certify Hilasal Mexicana.


Certificate of Registration
Hilasal Mexicana S.A. de C.V.
ISO 9001:1994

In November 2000 they notified us of the certification approval and in February 2001 we received the ISO 9001 Quality Assurance Certificate 1837 dated November 17, 2000 which expires on November 16, 2003.



At year-end, for two consecutive years, the Hilasal share reports median trading having gone from number 100 in 1996, when it was initially placed, to 70th place in 1997, to 80th place in 1998, to 65th in 1999 and 59th in December 2000, among 159 companies listed on the Mexican Stock Exchange.


SHARE LIQUIDITY INDEX
100
70
80
65
59
1996
1997
1998
1999
2000
LOW
MEDIAN

TECHNOLOGY AND DEVELOPMENT


SCHMALE

INVESTMENT IN PRODUCTIVE ASSSETS
THOUSANDS OF DOLLARS


13,610
20,139
31,985
40,931
48,550
52,057
II-96
1996
1997
1998
1999
2000



GROWTH IN INSTALLED CAPACITY
THOUSANDS OF UNITS


64%
360
127%
500
191%
640
255%
780
318%
920
382%
1060
97-I
98-I
98-II
98-IV
I-99
I-00

From its inception, innovation and technological updating have been fundamental pillars on which Hilasal has based its success in productivity and competitiveness.

During 2000, Hilasal increased installed capacity by 15% with state-of-the-art machinery. The Company has highly-automated equipment with looms that have an average 4-year life and spinning equipment that has an average 4.8 years, making it one of the most modern plants of its type in the world.

The Company has proprietary process technology which affords it worldwide competitive advantages and is vertically integrated, thus making it independent from third party manufacturers.

Abiding by our 5-year Strategic Business Plan, all investment has been geared mainly toward productive plant growth. At the end of 2000, after an investment of 52.057 million US dollars, production capacity had increased 382% compared to 1996 when we went on the market.



PRODUCTS AND MARKETS



During the year 2000, Hilasal maintained its leadership position in the domestic market as the main manufacturer/retailer of terry towels for the home and beach. In the North American market we are fourth in terms of sales.

The Hilasal brand continued to enjoy the highest recognition in the domestic market, maintaining a high quality/price ratio compared to local and foreign competitors.

Our main products are:

- Pigment printed towels
- Fiber-reactive printed towels
- Promotional towels
- Institutional towels
- Sports towels
- Kitchen towels
- Solid-color towels
- Terry towel bath robes



Hilasal is the only manufacturer of its type which uses fiber-reactive printing in the NAFTA region.


59.3%
40.7%
EXPORT
DOMESTIC

VOLUME SALES BY MARKET

DOMESTIC MARKET

During the year 2000, Hilasal increased domestic sales volume by 4.5% compared to the previous year; an 8.0% increase in dollar terms and a 2.3% decrease in terms of pesos.

Hilasal remained at the forefront of its domestic competitors through ongoing development of new products and designs.

Hilasal's market share exceeded 50% of the domestic towel market during the current year.

Our core customers are:

- Self-service Stores
- Department Stores
- Discount Stores
- Wholesale Clubs
- Specialty Boutiques
- Beach Product Retail Stores



Domestically, Hilasal is the largest licensee in the industry . Among the licenses it holds are: Walt Disney, Winnie the Pooh, Barbie, Coca Cola and Rugrats, aside from being towel suppliers for Xcaret, Xel-Ha and Via Delphi resorts.


IMPORTED
15%
HILASAL
50%
DOMESTIC
35%

DOMESTIC MARKET SHARE

Hilasal maintained its growth in export sales during 2000, increasing sales volume by 7.0% from the previous year; this represented a 7.6% increase in dollar terms and a decrease of 2.7% in terms of pesos.

Hilasal continued to sell worldwide through its established distribution network, however its main thrust focused on countries with which Mexico has free trade agreements.

The US market continued to offer excellent growth opportunities given its size and proximity.



TOTAL ANNUAL SALES IN NORTH AMERICA MILLIONS OF DOLLARS

	HTT RANKING	1999 Sales	2000 Sales	Change 00 vs 99
Pillowtex, Dallas	1	$660	$630	-5%
WestPoint Stevens, New York	2	650	620	-5%
Springs Industries, S.C.	3	215	225	5%
Hilasal Mexicana, México	4*	45	49	8%
Santens, S.C.	5	45	44	-2%
1888 Mills, GA	6	26	27	4%

Source: Home Textiles Today market research, January 1, 2001, Page 11
Includes retail and institutional sales
* Inserted by Hilasal Mexicana for comparison

AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2000

G O S S L E R , S . C .
Contadores Públicos

NEXIA
INTERNATIONAL

INDEPENDENT AUDITORS REPORT

(TRANSLATION FROM SPANISH LANGUAGE OPINION ON MEXICAN GAAP FINANCIAL STATEMENTS)

To the Shareholders
HILASAL MEXICANA, S. A. DE C. V.

We have audited the accompanying statements of financial position of Hilasal Mexicana, S. A. de C. V. as of December 31, 2000 and 1999, and the related statements of income, stockholders' equity, and changes in financial position for the years ended. These financial statements are the responsibility of the Company management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and have been presented in accordance with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by the Company as well as evaluating the overall financial statement presentation taken as a whole. We believe that our audit provides a reasonable basis for our opinion.

As mentioned in note H, to financial statements, the company adopted since year 2000, the rules stated in the new Bulletin D-4 and its complementary document 53, issued by the Mexican Institute of certified Public Accountants, related with the accounting treatment of Income Tax, Tax on Assets and Employees Profit Sharing, obtaining at the end of the year an accumulated deferred Income Tax of $ 64 002 (thousands), and an effect in the Income Statement of $ 13 839 (thousands).

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Hilasal Mexicana, S. A. de C. V., as of December 31, 2000 and 1999, and the results of its operations, changes in stockholders' equity and financial position for the years then ended in conformity with generally accepted accounting principles in Mexico.

Guadalajara, Jal., Mexico February 23, 2001

GOSSLER, S. C.

Alfredo Varela Tostado, CPA
Professional License No. 462318

Av. Chapultepec No. 284 Sur, Desp. 403-406, 44140, Guadalajara, Jal.
Tels.: 616-95-03 / 616-95-04 Lada: 3, Fax: 630-16-86; Página Web: www.gossler.com.mx

HILASAL MEXICANA, S.A. DE C.V.
Statement of Financial Position
December 31 2000 and 1999
(In thousands of mexican pesos reflecting purchasing power as of December 31, 2000)
(Notes B-1, 2 and C)

ASSETS

	2000	1999
CURRENT		
Cash and Temporary Investments (Note B-3)	5,120	2,710
Accounts Receivable (Note B-4)		
Trade	124,785	124,988
Misellaneous Receivable	6,549	6,173
Taxes Receivable	12,727	5,241
Related Parties (Note G)	5,921	4,268
	149,982	140,670
Inventories (Notes B-5 and D)	111,420	76,771
Total Current Assets	266,522	220,151
PROPERTY, PLANT AND EQUIPMENT, Net (Note E)	386,157	414,956
OTHER ASSETS	2,727	3,567
	655,406	638,674

LIABILITIES

	2000	1999
CURRENT		
Current Portion of Long -term Debt (Note F)	106,537	50,505
Account Payable Suppliers	28,047	23,261
Account Payable Related Parties (Note G)	13,644	
Account Payable Sundry Creditors	10,121	9,460
Taxes and Accrued Liabilities	3,815	7,531
Provision for Employees Pofit Sharing	1,596	9,169
Total Current Liabilities	163,760	99,926
LONG TERM		
Long-term Debt (Note F)	147,751	183,106
Labor Liabilities (Notes B-6 and I)	1,645	1,428
Total Long-term Liabilities	149,396	184,534
DEFERRED		
Income Tax (Note H and L-1)	64,002	
Total Liabilities	377,158	284,460
CONTINGENCIES (Notes B-6 and I)		
STOCKHOLDERS' EQUITY (Note J)		
Common Stock	140,279	143,122
Legal Reserve	11,836	8,367
Additional Paid-in Capital	35,754	38,626
Reserve For Shares Acquisition	16,530	5,376
Retained Earnings	150,836	177,286
Excess (Decrease) in Restated Stockholders' Equity	(126,657)	(90,535)
Annual Net Income	49,670	71,972
Total Stockholders' Equity	278,248	354,214
	655,406	638,674

The notes to the accompanying financial statements are an integral part of this statement.

LIC. JORGE GARCIA FERNANDEZ
EXECUTIVE DIRECTOR

C.P. JOSE LUIS GONZALEZ SILVA
FINANCE AND ADMINISTRATIVE MANAGER

HILASAL MEXICANA, S.A. DE C.V.

Income Statement

Years ended December 31, 2000 and 1999

(In thousands of mexican pesos reflecting purchasing power as of December 31, 2000)

(Notes B-1, 2 and C)

		2000	1999
NET SALES	$	480,114	492,388
COST OF SALES		314,784	328,935
Gross Profit		165,330	163,453
OPERATING EXPENSES			
Sales		28,555	28,989
Administrative		39,693	35,415
		68,248	64,404
Operating Profit		97,082	99,049
INTEGRAL FINANCING COST (Note K)		(9,735)	2,933
OTHER Net (Expenses) Revenues		(14,023)	(2,512)
Income Before Extraordinary Item, Taxes and Employees Profit Sharing		73,324	99,470
INCOME TAX, net of deferred $ 13 834, (notes H and L-1)		22,058	29,877
EMPLOYEES PROFIT SHARING (Note B-7)		1,596	9,169
Income Before Extraordinary Items		49,670	60,424
EXTRAORDINARY ITEMS			11,548
Net Income	$	49,670	71,972
BASIC EARNINGS PER SHARE (Note J-5)	$	0.37	0.46

The notes to the accompanying financial statements are an integral part of this statement.

HILASAL MEXICANA, S.A. DE C.V.
Statement of Stockholders' Equity
Years ended December 31, 2000 and 1999
(In thousands of mexican pesos reflecting purchasing power as of December 31, 2000)
(Notes B-1 and 2)

	Total	Common Stock Subscribed	Legal Reserve	Additional pai in capital	Reserve for Share Acquisition	Retained Earnings	Excess (decrease) in restated Stockholders' Equity	Net Income of the year
Balance at December 31, 1998	$ 362,779	146,812	5,653	38,626	7,851	110,410	(16,163)	69,589
Application of Previous Year Result, as Agreed at Shareholders' Meeting						69,589		(69,589)
Increase of Legal Reserve, as Agreed at March 16, 1999 Shareholders' Meeting			2,714			(2,714)		
Shares Sold	(1,564)				(1,564)			
Shares Reacquired	(4,601)				(4,601)			
Reclassification of Shares Reacquired		(3,690)			3,690			
Net Income for the Year	71,972							71,972
Inflation Restatement Effect of Financial Statements as of December 31, 1999	(74,372)						(74,372)	
Balance at December 31, 1999	354,214	143,122	8,367	38,626	5,376	177,286	(90,535)	71,972
Application of Previous Year Result, as Agreed at Shareholders' Meeting						71,972		(71,972)
Increase of Legal Reserve, as Agreed at April, 7, 2000 Shareholders' Meeting			3,469		10,538	(14,007)		
Dividends Decree, as Agreed at April 7,2000 Shareholders Meeting	(30,950)					(30,950)		
Shares Reacquired, net	(4,250)			(2,872)	(2,120)		742	
Reclassification of Shares Reacquired		(2,843)			2,737		106	
Accumulated Effect of Deferred Income Tax	(53,465)					(53,465)		
Net Income for the Year	49,670							49,670
Inflation Restatement Effect of Financial Statements as of December 31, 2000	(36,970)						(36,970)	
Balance at December 31, 2000	$ 278,249	140,279	11,836	35,754	16,531	150,836	(126,657)	49,670

The notes to the accompanying financial statements are an integral part of this statement.

HILASAL MEXICANA, S.A. DE C.V.

Statement of Changes in Financial Position

Years ended December 31, 2000 and 1999

(In thousands of mexican pesos reflecting purchasing power as of December 31, 2000)

(Notes B-1 and 2)

		2000	1999
OPERATING ACTIVITIES			
Income Before Extraordinary Items	$	49,670	60,424
Extraordinary Items			11,549
Net Income		49,670	71,973
Adjustments to Reconcile Net Income to Net Cash from Operating Activities:			
Depreciation and Amortization		34,182	35,825
Provision for Labor Liabilities		217	1,010
Reserve for Doubtful Trade Receivables		229	367
Deferred Income Tax		13,839	
		98,137	109,175
(Increase) Decrease in Trade Receivable		203	(8,780)
(Increase) Decrease in Misellaneous Receivables		(376)	(2,299)
(Increase) Decrease in Taxes Receivable		(7,486)	(3,157)
(Increase) Decrease in Inventories		(34,649)	19,714
Increase (Decrease) in Suppliers		4,786	(4,204)
Increase (Decrease) in Related Parties		11,991	(2,854)
Increase (Decrease) in Accrued Liabilities		(3,540)	7,551
Increase (Decrease) in Employee Profit Sharing		(7,573)	5,823
Net cash provided from operating activities	$	61,493	120,969

(continued)

HILASAL MEXICANA, S.A. DE C.V.

Statement of Changes in Financial Position

(continuation)

		2000	1999
FINANCING			
Shares Sold and Shares Reacquired, Net	$	(4,250)	(6,166)
Increase (decrease) in Bank Debt, Net of Payments		20,354	(18,445)
Dividends paid		(30,950)	
Net Cash Provided (Used) for Financing Activities		(14,846)	(24,611)
INVESTMENT ACTIVITIES			
Property , Machinery and Equipment		45,077	93,454
Other Assets		(840)	1,202
Net Cash Used for Investment Activities		44,237	94,656
Increase (Decrease) in Cash		2,410	1,702
Cash at Beginning of Year		2,710	1,007
Cash Year-end	$	5,120	2,709

The notes to the accompanying financial statements are an integral part of this statement.

HILASAL MEXICANA, S.A. DE C.V.
Notes to Financial Statements
December 31, 2000 and 1999
(In thousands of mexican pesos reflecting purchasing power as of December 31, 2000)
(The figures of foreign currency are in thousands)

NOTE A – PURPOSE AND SOCIAL STRUCTURE

The company manufactures, assembles, markets, buys, sells, imports, exports, uses, applies and distributes all types of fabrics, materials and textiles. The main operation is the manufacture and sale of solid color and printed towels, and similar products.

The company is licensed to use the Hilasal brand name and registered trademark, property of Sabo Corporation.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of the Presentation

The attached financial statements are presented in accordance with generally accepted Mexican accounting principles. These principles require the recognition of inflationary effects as provided for in Bulletin B-10 and its five subsequent clarification statements issued by the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Públicos) and Regulation 11-27, issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

The methods used to reflect inflationary effects were the specific cost and the adjustment for changes in general price levels methods, using consumer price indexes of various countries in which operations were carried out.

Consumer price indexes used for Mexican operations, are those published by the Bank of Mexico. The indexes used for restatement are as follows:

Beginning of the period	308.9190
Average of the period	323.8291
End of the period	336.5960

Adjustments were made to incorporate the effects of inflation, resulting in the adjustment of the following items:

(continued)

HILASAL MEXICANA, S.A. DE C.V.
Notes to Financial Statements

(continuation)

a. Inventories and Cost of Sales

Raw material and finished goods inventories were originally recorded at average purchase cost and average production cost, respectively, which are similar to replacement values, taking into account the effect of foreign exchange rates at year-end for those products that are quoted in U.S. dollars, or convertible to U.S. dollars, in the foreign exchange market.

Cost of sales is determined using the cost absorption method on a historical cost basis, adjusted to replacement value.

b. Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition cost and adjusted as follows:

- For imported machinery and equipment, which comprise 62% of fixed assets, by applying country-of-origin price indexes at original value converted into local currency at year-end.
- For remaining assets, by applying the national consumer price indexes.

Depreciation is determined using the straight-line method based on remaining useful life. Rates established by the Income Tax Act are used for tax purposes.

c. Stockholders' Equity

Adjustments for items under this heading represent the amount required to maintain their purchasing power, as of the date of the Financial Statements, by applying national consumer price indexes to their original values.

d. Excess in Restated Stockholders' Equity

This item is the result of a restatement due to inflationary adjustments and the increase and decrease in value of non-monetary assets, as related to the effects of inflation according to the national consumer prices indexes, as follows:

(continued)

HILASAL MEXICANA, S.A. DE C.V.
Notes to Financial Statements

(continuation)

Accumulated result of holding non-monetary assets	$	(63 993)
Accumulated result of monetary position		(62 664)
Net balance	$	(126,657)

The amount of this heading at year-end is related to the 1994-2000 period, since net adjustment effects to December 1993 were capitalized.

e. Monetary Gains and Losses

Monetary gains and losses, which are reported as a component of Integral Financing Cost in the income statement, reflect the monthly inflationary effect on monetary assets and liabilities restated to reflect the inflationary effect of the National Consumer Price Index.

2. Foreign Currencies

Transactions in foreign currencies are recorded in local currency at the exchange rates in effect at trade date. Foreign currency balances (assets and liabilities) are stated in local currency at the exchange rates in effect at year-end. Differences originated by changes in exchange rates between transaction and settlement or valuation dates at year-end are recorded as part of the Integral Financing Cost.

Transactions in foreign currencies were primarily in U.S. dollars. The exchange rate used at year-end was $ 9.6098/dollar, which is in accordance with the rate published by Banco de Mexico on January 3, 2001 in the Official Journal ($ 9.4986 at December 31, 1999).

3. Temporary Investments

These are short-term bank deposits recorded at acquisition cost, plus realized gains (market value)

(continued)

(continuation)

4. Accounts Receivable

The Company has recorded a reserve for doubtful accounts equal to 2.0% of total trade accounts receivable on the basis of past experience. As of December 31, 2000, the reserve for doubtful accounts netted out of accounts receivable amounted to $ 2,630.

5. Inventory Obsolescence

Because of the nature and high turnover of raw materials used in production, the Company has not considered it necessary to create a reserve for slow moving or obsolete inventory.

6. Labor Obligations

Under Mexican labor law, employees are entitled to severance compensation under certain circumstances upon dismissal, death or retirement based on years of service.

To cover such obligation an actuarial calculation was made in 1999, accordingly with the Mexican Accounting Principles stated in Bulletin D-3 of the Mexican Institute of Certified Public Accountants. To record the effect at December 31, 2000, such actuarial calculation was actualized (see note I).

Severance payments for dismissals are charged to expense in the year incurred.

7. Deferred Income Tax and Employee Tax on Assets Profit Sharing

Since January 1st, 2000, the Company record the accounting effects derived from the regulations stated in the new Bulletin D-4 issued by the Mexican Institute of Public Accountants, which requires the recognition of the deferred effects of income tax and employee profit sharing determined under the assets and liabilities method. This method consider a comparison between the accounting and fiscal values on assets and liabilities at the end of the year, determining temporary differences which should be reversed in future periods (see note H).

(continued)

HILASAL MEXICANA, S.A. DE C.V.
Notes to Financial Statements

(continuation)

NOTE C – FOREIGN CURRENCIES

Foreign currency balances were readjusted at year's end as follows :

	Foreign currencies		Mexican pesos	
	2000	1999	2000	1999
Assets				
U.S. Dollars	7 050	6,366	$ 67 748	60 470
Swiss Francs	201	73	1 204	443
Deutsche Marks	132	17	634	86
Other	1 947	1,648	206	482
			69792	61 481
Liabilities				
U.S. Dollars	28 844	23,101	277 189	219,432
Other	2 438	650	1 265	382
			278 454	219 814
Net position -short			$ 208 662	158 333

During 2000, the Company had export sales of U.S. Dollars 25,240 for 1999, the export sales were U.S. Dollars 23,456.

Forty-one percent of total liabilities in foreign currencies were for the acquisition of imported machinery and equipment. The remaining percentage of liabilities in foreign currencies represent obligations for the acquisition of imported raw materials (cotton) and other inventories.

NOTE D - INVENTORIES

This is made up of the following:

	2000	1999
Raw materials	$ 11 549	16 178
Goods in process	19 130	8 989
Finished goods	55 963	31 141
Other materials	19 790	17 375
Goods in transit	4 988	3 088
	$ 111 420	76 771

(continued)

HILASAL MEXICANA, S.A. DE C.V.
Notes to Financial Statements

(continuation)

NOTE E – PROPERTY, PLANT AND EQUIPMENT

This is made up of the following:

	Value	Accumulated Depreciation	Net Book Value 2000	Net Book Value 1999
Land	$ 34 536		34 536	34 785
Buildings	106 207	17 523	88 684	84 006
Machinery and industrial equipment	384 517	143 598	240 919	235 403
Furniture and fixtures	4 224	1 585	2 639	2 521
Vehicles	5 573	1 951	3 622	3 508
Data process equipment	7 172	2 767	4 405	2829
Construction and installations in progress	2 742		2 742	11 079
Property and equipment in transit	8 610		8 610	40 825
	$ 553 581	167 424	386 157	414 956

For the adjustment of this heading, in accordance with note B-1b, we used technical assessments dated December 31, 2000 and 1999 by Apasa, S.A. de C.V., registered in the National Banking and Securities Commission under No. 116-85-009.

NOTE F – BANK LOANS

Loans are in US dollars, as follow:

TYPE OF LOAN	SHORT TERM	LONG TERM
BANCOMER, S. A.		
Loan to finance export sales for US$ 3 333, to be paid in five semi-annual payments, at Libor + 1.65 pts. annual interest rate. Due June 23, 2003.	$ 12 813	19 220

(continued)

HILASAL MEXICANA, S.A. DE C.V.
Notes to Financial Statements

(continuation)

TYPE OF LOAN		SHORT TERM	LONG TERM
CITIBANK MEXICO, S.A.			
Loan to finance export sales for UD$ 3000, al Libor + 2 pts. annual interest rate. Due March 27,2002 in a single payment.	$		28 829
Loan for US $2 450 secured by machinery, to be paid in six semi-annual payments, at Libor + 2.6 pts. annual interest rate. Due March 25, 2004.		6 727	16 817
COMERICA BANK MEXICO, S.A.			
Loan for US$ 3,500 secured by equipment, to be paid in eight semi-annual payments, at Libor + 2.6 pts. annual interest rate. Due November 6, 2004.		8 408	25 226
Loan for US$ 6,000 secured by machinery, to be paid in eigth semi-annual payments, at Libor + 2.25 pts. annual interest rate. Due September 30, 2005.			57 659
BANCO SANTANDER MEXICANO, S. A.			
Loan to finance import operations for US$ 3 250, at 8.71% annual interest rate. Due October 4, 2001.		31 232	
Loans to finance export sales for US$ 1 000; 728 and 1 150, at 8.0125%, 8.113% and 7.8925% annual interest rate, respectivily. Due January, March and June 2001.		27 657	
SERFIN, S.A.			
Loan to finance import operations for US$ 1 550, at Libor + 1.4 pts. annual interest rate. Due June, 2001.		14 895	
BANCO BILBAO VIZCAYA, S.A.			
Loan to finance export sales for US$ 500, at Libor + 1.2 pts. annual interest rate. Due January, 2001		4 805	
	$	106 537	147 751

(continued)

HILASAL MEXICANA, S.A. DE C.V.
Notes to Financial Statements

(continuation)

NOTE G- RELATED PARTIES

Amounts due to and from Related Parties are as follows:

		2000	1999
Accounts Receivable			
Fashion Towel, Inc.	$	5 782	4 077
Textiles San Andres, S.A. de CV		131	2
Exportadora Hilasal, S.A.de C.V.		8	190
	$	5 921	4 269
Accounts Payable			
Exportadora Hilasal, S.A. de C.V. (El Salvador, Central America)	$	13 638	
Sabo Corporation		6	
	$	13 644	

Related party transactions are summarized as follows:

Sales revenue	$	15 580
Other income		1 618
Purchases of finished goods		14 422
Other expenses		227

NOTE H - DEFERRED INCOME TAX

The amount of this account is integrated a). Net effects of Deferred Income Tax (Bulletin D-4) for $ 61 982 and b). Deferred Income Tax from the reinvested fiscal Profit (UFIRE) for $ 2 020, as follow:

a) Temporary differences for Deferred Income Tax

(continued)

HILASAL MEXICANA, S.A. DE C.V.
Notes to Financial Statements

(continuation)

Reserve for doubtful accounts	$	(2 629)
Inventories		95 152
Property, plant and Equipment		87 088
Prepaid expenses		2 724
Liability Provisions		(2 539)
Labor Obligations		(2 704)
Tax base		177 092
Income tax rate		35 %
Accumulated effect, as of December 31, 2000		61 982
Effect, as of January 1, 2000		48 143
Deferred Income Tax of year		13 839

b) Amount of deferred Income Tax of UFIRE

Deferred Income Tax on UFIRE 1999 (3%)		2 276
Income Tax on Dividends Paid in April, 2000		(1 356)
Amount of deferred Income Tax of UFIRE 1999		920
Deferred Income Tax on UFIRE 2000 (5%)		1 100
Amount of Income Tax at the end of year		2 020
ACCUMULATED LIABILITY		
Accumulated income tax, as of December 31, 2000		61 982
Accumulated income tax on UFIRE		2 020
	$	64 002

This accounting record doesn't have any effect in cash flow and the company's operations.

NOTE I – COMMITMENTS AND CONTINGENCIES

The following summarizes the more relevant information with regard to employee seniority premium taken from an actuarial study, performed by independent actuaries for the year 1999.

Actual benefits obligation	$	984
Projected benefits obligation		1 725
Unamortized transitory (Liability) asset		1 014
Net projected asset (Liability)		(362)
Additional (Liability)		(501)
Net cost for period		414
Amortization period for items to be amortized		18.42 years

(continued)

HILASAL MEXICANA, S.A. DE C.V.
Notes to Financial Statements

(continuation)

The Company has not quantified a possible liability for accumulated compensation which would have to be paid to employees if they were to be unjustifiably dismissed.

NOTE J– STOCKHOLDERS' EQUITY

1. Common Stock

Common stock is made up of shares without par value, and their integration to subscribed value is as follows:

		Historical Cost	Restated for Inflationary Effect
Series A shares, 139 440 000 shares issued and outstanding	$	48 417	144 945
Shares reacquired, in treasury		(2 277)	(4 646)
Net	$	46 140	140 279

Fixed common stock has a historic value of $7,000 and is made up of Series A, Class Ishares. The balance is variable stock made up of Series A, Class II shares.

2. Additional Paid - in Capital

The spread between purchase and sale values of the Company's shares when the last one is higher, is recorded as an increase in this account.

3. Reserve for Share Acquisition

This reserve was created with a portion of profits as stipulated by the Mexican Securities Law (Ley del Mercado de Valores) and the guidelines set forth by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). As of the financial statements date the Company held 6 559 000 shares as treasury stock acquired using this reserve. When the sale values of the Company's shares are lower than the purchase values, the loss is charged to this account.

(continued)

4. Tax on Dividends

Dividends arising from retained or capitalized earnings are subject to the payment of an income tax at the rate of 35% on the amount of the dividend multiplied by a factor of 1.5385, when those earnings are not originated from the accounts called " Net Fiscal Profits Reinvested Account "(CUFINRE) and " Net Fiscal Profits Account " (CUFIN).

On dividends arising from CUFINRE in 2000 and 1999 fiscal years, the company has to pay an Income Tax of 5% and 3% respectivily, under the procedure mentioned above.

In the event of the Company's liquidation or a reduction in capital stock, the tax could also be paid using the procedures set forth in the income tax law, considering in such cases the Actualized Capital Account (CUCA) and the Net Fiscal Profit Account (CUFIN), and in some cases the Cost per Share.

In addition, dividends paid or profits distributed to individuals residing in Mexico or any non-resident, are subject to a 5% withholding tax. According to this calculation procedure, the effective tax rate is 7.69% over dividends distributed.

5. Earnings Per Share

In conformity with Bulletin B-14, Earnings per Share, issued by the Mexican Institute of Certified Public Accountants, the computation of earnings per share represents the net profit attributable to each share, obtained from normal continuing operations during the year, taking into account that there were no consequences from corporate structure changes, extraordinary results or accounting principle changes, with the following result:

The following is a calculation of earnings per share:

Diluted earnings per share	$	49 670
Weighted average of shares		133 280
Basic earnings per share	$	0.37

(continued)

HILASAL MEXICANA, S.A. DE C.V.
Notes to Financial Statements

(continuation)

6. Integral income

In accordance with the Bulletin B-4 issued by the Mexican Institute of Certified Public Accountants "Disclosure of Integral Income", the following information must be reported in addition to the Statement of Stockholders'Equity:

		2000	1999
Retained Earnings:			
Legal and Shares Reacquired Reserves	$	28 366	13 742
Retained Earnings		150 836	177 286
Accumulated Effect of Deferred Income Tax		48 143	
Net Income of the year		49 670	71 973
Decrease in Restated Stockholders'Equity		(126 657)	(90 535)
Reserve for Doubtful Accounts		2 630	2 615
Labor Obligations		1 645	1 428
	$	154 633	176 509
Integral Income:			
Net Income of the yeard	$	49 670	71972
Effect of Deferred Income Tax		13 839	
Decrease in Restated Stockholders'Equity		(36 122)	(74 372)
Reserve for Doubtful Accounts		229	367
Labor Obligations		217	755
	$	27 833	(1 278)

NOTE K – INTEGRAL FINANCING COST

Integral Financing Cost is made up of the following:

	2000	1999
Interest debited	$ (23 407)	(17 753)
Interest credited	1 071	487
Net foreign exchange effect (note B-2)	(3 088)	4 662
Monetary position gain	15 689	15 337
	$ (9 735)	2 933

(continued)

HILASAL MEXICANA, S.A. DE C.V.
Notes to Financial Statements

(continuation)

NOTE L – TAX STATUS

1. Income Taxes

The tax profit for the fiscal period was $ 23 481, and accruing a tax liability of $ 8 218 at a 35% tax rate. In accordance with income tax law the Company has the option of paying a 30% tax rate on the annual income tax form, when not taking non-deductible expenditures and the employees' profit sharing (PTU) and then paying the remaining 5% upon dividend distribution.

In accordance with the aforementioned, the income tax will be paid as follow:

Income Tax of year	$	8 218
Deferred income tax, until dividends been distributed (5%)		(1 100)
Differences due on annual declaration		7 718
Prepayments and adjustment		17 253
Income tax credit balance		10 135
Witholding tax		3
Collectable Income Tax	$	10 138

2. Asset Tax

This tax is calculated at a rate of 1.8% on the average value of assets minus certain liabilities. The tax generated in the fiscal year was $ 3 743, amount which was covered with the income tax paid.



Monte Morelos No. 301, Zapopan, Jalisco, C.P. 45060, México